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                                October 6, 2020

       Steven Zhang
       Chief Financial Officer
       MINISO Group Holding Ltd
       25F, Heye Plaza, No.486, Kangwang Middle Road
       Liwan District, Guangzhou 510140, Guangdong Province
       The People   s Republic of China

                                                        Re: MINISO Group
Holding Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 23,
2020
                                                            File No. 333-248991

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed September 23, 2020

       Forum selection provisions in our post-offering memorandum, page 71

   1. We note your response to prior comment 2. Given the bracketed language contained in this risk factor
discussion, it is not clear to the staff whether the depositary agreement will contain exclusive forum
provisions. If so, the third sentence of the risk factor should be revised to clarify that
questions of enforceability are not limited to the companies'
                                                        organizational
documents. As such, please revise here and under the risk factor entitled
                                                        "Your rights to pursue
claims against the depositary " to include an appropriate discussion of the enforceability
of exclusive forum provisions in the deposit agreement. In addition,
 Steven Zhang
FirstName  LastNameSteven
MINISO Group    Holding LtdZhang
Comapany
October    NameMINISO Group Holding Ltd
        6, 2020
October
Page 2 6, 2020 Page 2
FirstName LastName
         please revise both risk factors to state unequivocally that investors may not waive compliance with federal securities laws and the rules and regulations thereunder. In this regard, we note that the second-to-last sentence in the risk factor entitled "Forum selection provisions in our post-offering memorandum" might be considered ambiguous as to whether it is possible for an investor to waive compliance with federal securities laws.
We are entitled to amend the deposit agreement, page 72

2. Please expand this risk factor to explain how you will notify investors if you and the depositary agree to amend the deposit agreement.
Our Supplier Network, page 131

3. We note your response to prior comment 1. It is unclear if you rely on agreements with suppliers to maintain your 8,000 SKUs and to launch 100 new SKUs per week. If you rely on agreements, please describe the material terms of your agreements with key suppliers. If you do not, please revise to clarify.
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page General

4. Please have your independent registered public accounting firm provide reference to the financial statements of MINISO Group Holding Limited and the date of their auditor's report in their consent.
Exhibits

5. Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as Section 2.4). Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise Section 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Steven Zhang
MINISO Group Holding Ltd
October 6, 2020
Page 3

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Zhang
                                                          Division of
Corporation Finance
Comapany NameMINISO Group Holding Ltd
                                                          Office of Trade &
Services
October 6, 2020 Page 3
cc:       Z. Julie Gao
FirstName LastName